

Mail Stop 3561

October 29, 2015

Dror Svorai
Chief Executive Officer
Vapor Group, Inc.
3901 SW 47[th] Avenue, Suite 415
Davie, Florida 33314

      **Re:    Vapor Group, Inc.
            Form 10-K for the year ended December 31, 2014
            Filed March 31, 2015
            File No. 000-51159**

Dear Mr. Svorai:

We have reviewed your October 16, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

General

1. We note your response that you "will now re-audit 2013 in addition to 2014." Please tell us when you anticipate completing this re-audit.

Signatures, page 48

2. We note your response to our prior comment 5 and reissue in part. Please confirm that in future filings you will indicate in the signature block that each signatory is signing in their capacity as the requisite executive officer and/or as a member of the board, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters.  Please contact Ryan Adams at 202-551-3191 or Anne Parker at 202-551-3611 with any other questions.


Sincerely,

/s/ Lyn Shenk

/s/Lyn Shenk
Branch Chief
Office of Transportation and Leisure